EXHIBIT 2.2

AMENDMENT

THIS AMENDMENT (this “Amendment”) is made to that certain Agreement and Plan Of Merger And Reorganization  as of the 20th day of April, 2009 (the “Agreement”), by and among Jamaica Jim., Inc., a Nevada corporation (“Parent”); MCC Acquisition Sub, Inc., a Nevada corporation and a wholly-owned subsidiary of Parent (“Merger Sub”); and myContactCard, Inc., a Nevada corporation (the “Company”) (collectively, the “Parties”). Certain capitalized terms used in this are defined in the Agreement

WHEREAS, the Parties wish to amend the Agreement regarding the capitalization of the Company.

THEREFORE, in consideration of the foregoing, the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto and their respective heirs, executors, administrators, successors and assigns agree as follows:

1.           It is hereby agree by the Parties, that Section 2.3(a) is hereby deleted and replaced as follows:

2.3 Capitalization, Etc.

(a) The authorized capital stock of the Company consists of 20,000,000 shares of Company Common Stock, of which 9,734,999 shares have been issued and are outstanding as of the date of this Agreement, and 2,000,000 shares of Company preferred stock of which no shares have been issued as of the date of this Agreement. The Company does not hold any shares of its capital stock in its treasury. All of the outstanding shares of Company Common Stock have been duly authorized and validly issued, and are fully paid and non-assessable. None of the outstanding shares of Company Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of Company Common Stock is subject to any right of first refusal or similar right in favor of the Company or any other Person; and (iii) there is no Company contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Common Stock. None of the Company is under any obligation, or is bound by any contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock or any other securities.

2.           The Parties agree and acknowledge that all terms and conditions of the Agreement not modified herein remain in full force and effect.

3.           This Addendum may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

May 28, 2009

JAMAICA JIM, INC.

By:	/s/ James Sylvester
Name:	James Silvester
Title:	Director

MCC ACQUISITION SUB, INC.

By:	/s/ Anthony Altavilla
Name:	Anthony Altavilla
Title:	Majority Shareholder

MYCONTACTCARD, INC.

By:	/s/ Bill Noonan
Name:	Bill Noonan
Title:	President and Chief Executive Officer